UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 1-8962
The Pinnacle West Capital Corporation Savings Plan
(Full title of the plan)
Pinnacle West Capital Corporation
(Name of issuer)
400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
NOTE: Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona
We have audited the accompanying statements of net assets available for benefits of the Pinnacle West Capital Corporation Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Phoenix, Arizona
June 23, 2010

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments at fair value (Notes 2, 4, 5 and 6)	$840,475,770	$682,978,386

Receivables
Participant contributions	1,335,075	—
Employer contributions	463,042	—
Interest and other	693,005	540,875

Total receivables	2,491,122	540,875

Total assets	842,966,892	683,519,261

LIABILITIES:
Accrued administrative expenses	285,156	331,878

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	842,681,736	683,187,383

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,968,258)	10,348,700

NET ASSETS AVAILABLE FOR BENEFITS	$839,713,478	$693,536,083

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:

Contributions (Note 1):
Employer	$17,910,339
Participants	51,574,812

Total contributions	69,485,151

Investment income (Note 2):
Dividend, interest, and other income	20,311,327
Net realized/unrealized appreciation in fair value of investments (Note 5)	108,260,300

Total investment income	128,571,627

Total additions, net	198,056,778

DEDUCTIONS:

Distributions to participants	50,411,765
Administrative expenses	1,467,618

Total deductions	51,879,383

Increase in net assets	146,177,395

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	693,536,083

End of year	$839,713,478

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN
The following description of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation (“Pinnacle West” or the “Company”). The Plan is administered by a committee appointed by the Pinnacle West Board of Directors (the “Committee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). State Street Bank and Trust Company (“Trustee”) serves as Trustee of the Plan.
State Street Global Advisors (SSgA) is the appointed investment manager under the Plan to (1) manage the liquidity of the Pinnacle West Stock Fund and (2) review and direct the Trustee on voting proxies received for shares of Pinnacle West common stock (except for those shares for which the Trustee receives participant directions) and eight mutual funds held in the Plan.
Eligibility
Generally, as defined by the Plan, most active full-time employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, APS Energy Services Company, Inc., El Dorado Investment Company, and the active salaried employees of SunCor Development Company (collectively, the “Employer”), are eligible to participate in (1) the pretax, Roth 401(k), and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 and (2) the matching feature on the first day of the month following their attainment of age 18 and completion of six months of service. The Plan provides credit for periods of employment with an affiliate of Pinnacle West as if the service was performed for the Employer.

Contributions
The Plan allows participants to contribute up to 50% of their base pay as pretax contributions, Roth 401(k) contributions or after-tax contributions, provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay, not to exceed the limits imposed by the Internal Revenue Code. Eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after 60 days of employment. Employees automatically enrolled contribute 3% of their base pay as pretax contributions. The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the Internal Revenue Code. The maximum allowable pretax contribution ($16,500 for 2009) and catch-up contribution ($5,500 for 2009) may increase in future years based on the cost of living index. Participants may elect to set their pretax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the Internal Revenue Code.
Employer contributions are fixed at 75% of the first 6% of base pay for combined pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for all participants other than employees hired prior to January 1, 2003, or active salaried employees of SunCor Development Company hired prior to January 1, 2006, and who elected to not participate in the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. These participants receive an Employer match of 50% on the first 6% of base pay contributed, in combination, as pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions).
Employer contributions are invested in the same investment funds as participants elect for their participant contributions. Noncash contributions are recorded at fair value.
The Plan allows rollover contributions from other eligible retirement plans, including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars), or IRAs (excluding after-tax dollars), subject to certain criteria.
Participants may elect to receive dividends on Pinnacle West stock in their account in the form of cash. If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in the Pinnacle West Stock Fund.

Participant Accounts
Individual accounts are maintained for each Plan participant. Allocations of earnings and losses are based on participant account balances. Each participant has separate accounts that are credited with the participant’s pretax, Roth 401(k), after-tax contributions, rollover contributions (if any), Roth 401(k) rollover contributions (if any), the Employer’s matching contributions, transfer account, and an allocation of Plan earnings. Each participant’s account is charged with withdrawals, an allocation of Plan losses and explicit recordkeeping and administrative fees (See Note 2). A dollar amount is deducted quarterly from each participant’s account for the explicit recordkeeping and administrative fees. The benefit to which a participant is entitled is the portion of the participant’s account that has vested, as defined below.
Investment Choices
Participants direct their contributions into one or more of the following: risk-based investment options that include Conservative, Moderate and Aggressive LifeStyle Funds; core investment options that include Fixed Income Fund, Intermediate Bond Fund, Large Cap Value Fund, S&P 500 Index Fund, Large Cap Growth Fund, Mid Cap Core Fund, Small Cap Core Fund and International Fund; and the Pinnacle West Stock Fund (collectively, the “Funds”). Employer contributions are invested in the same investment funds as participants elect for their participant contributions. The Plan provides that 1) in lieu of making their own investment elections, participants may choose to have an investment allocation set for them through the Plan’s personal asset manager program, which is a personalized mix of the Plan’s core investment options; 2) contributions by participants automatically enrolled are invested in the default fund which for approximately four to six weeks is the Conservative LifeStyle Fund and then, once established for them, the personal asset manager program; 3) participants may establish a self-directed brokerage account (SDA) to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); and 4) participants may elect to have their investment mix of Funds automatically rebalanced according to their future investment elections on a quarterly, semiannual or annual basis. The Plan permits all participants to transfer amounts in their Employer contributions account or Employer transfer account from the Pinnacle West Stock Fund to one or more of the other investment options available under the Plan.

Loan Feature
Participants and former participants may borrow money from their pretax contributions account, Roth 401(k) contributions account, vested Employer contributions account, rollover contributions account (if any), and Roth 401(k) rollover contributions account (if any). Participants may not borrow against their Employer transfer account or their after-tax contributions account.
The minimum participant loan allowed is $1,000. The maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms are up to five years or up to 15 years for the purchase of the participant’s principal residence. An administrative fee is charged to the participant’s account for each loan. Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.
The interest rate is determined at the time the loan is requested and is fixed for the life of the loan. The interest rate shall be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made. The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued. Interest rates for loans issued during 2009 ranged from 4.25% to 5.0%. Interest rates for outstanding loans as of December 31, 2009 and 2008, ranged from 4.25% to 10.5%, respectively.
Loans are treated as an investment of the participant’s accounts. To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis. Amounts credited to a participant’s SDA are not available for a loan. Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election (or in the Conservative LifeStyle Fund or personal asset manager program, as applicable, if the participant does not have a current investment election in place). Loan repayments, including interest, are generally made through irrevocable payroll deductions. Loan repayments for former participants are made through the automated clearing house system. Loans are secured by the participant’s account balance.

Vesting
Each participant is automatically fully vested in the participant’s pretax contributions account, Roth 401(k) contributions account, after-tax contributions account, rollover (if any) contributions account, Roth 401(k) rollover (if any) contribution accounts (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account, and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation). Former participants who terminated employment prior to April 1, 2006, were fully vested in their Employer contributions account if their termination was due to death or disability or was after attaining age 65 or, if later, completing five years of participation in the Plan. Otherwise, those former participants vested in graduated amounts with 100% vesting after five years of service, beginning with the employee’s credited vesting date.
Withdrawals and Distributions
A participant may at any time make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account (if any), and Roth 401(k) rollover contributions account (if any). No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account. No withdrawals prior to termination of employment are permitted from the participant’s pretax contributions account and Roth 401(k) contributions account, except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2. If an employee withdraws pretax or Roth 401(k) contributions due to financial hardship, the only earnings on pretax contributions that can be withdrawn are those credited prior to January 1, 1989, and no earnings on Roth 401(k) contributions can be withdrawn. Participants who have participated in the Plan for five complete Plan years may withdraw the amount in their Employer contributions account. Participants who are at least age 59-1/2 may withdraw any portion of their pretax contributions account, Roth 401(k) contributions account, rollover contributions account (if any), or Roth 401(k) rollover contributions account (if any) while employed with no restrictions on the reason for withdrawal, and penalties do not apply. Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds. When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or partial distribution, as soon as administratively possible, of the vested portion of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account.

Forfeitures
For participants who terminated employment prior to April 1, 2006, forfeitures of nonvested Employer contributions will occur upon the earlier of full distribution following termination of employment with the Employer or the end of the fifth calendar year following the calendar year in which the participant terminated employment. If a former participant who received a distribution becomes re-employed prior to the end of the fifth calendar year following the calendar year in which the participant’s earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant’s Employer contribution account; however, the forfeiture is restored only if the participant repays the full amount previously distributed to them within five years of their date of re-employment or, if earlier, the last day of the fifth calendar year following the calendar year in which the distribution occurred. As of December 31, 2009 and 2008, forfeited nonvested accounts were immaterial. Forfeitures are used to reduce future Employer contributions to the Plan. During the year ended December 31, 2009, Employer contributions were reduced by an immaterial amount due to forfeited nonvested accounts.
Termination of the Plan
It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plan is not assumed as a contractual obligation. The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code, or discontinue contributions. In this event, the balance credited to the accounts of participants at the date of termination or discontinuance shall be fully vested and nonforfeitable.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Subsequent Events
The Plan has evaluated subsequent events through the date the financial statements are issued.
Risks and Uncertainties
The Plan utilizes various investment instruments, including mutual funds, common and collective trusts, stocks, bonds, and a fixed income fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation
The Plan’s investments are stated at fair value. Fair value is the price that would be received upon the sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for fair value measurements and disclosures of the Plan’s investments.
In accordance with GAAP, the fixed income fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustments from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis (See Note 4).
Income Recognition
Purchases and sales of securities are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded as of the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.
Administrative Expenses
Participants pay explicit Plan recordkeeping and administrative fees, less any implicit fees paid to the recordkeeper through revenue-sharing arrangements with certain mutual funds and explicit administrative fees for loans. Participants pay investment, sales, recordkeeping and administrative expenses charged by funds, which are deducted from income and reflected as a reduction of investment return for the fund, and redemption fees for certain funds when not held for the required period of investment. Certain mutual funds have entered into revenue-sharing agreements to pay a portion of the mutual funds’ recordkeeping, administrative and/or sales fees to the Plan’s recordkeeper to largely offset recordkeeping and administrative fees for the Plan as a whole. Pinnacle West pays the Pinnacle West Stock Fund management fee and the remaining Plan administrative expenses, such as legal expenses of the Plan.

Payment of Benefits
Distributions to participants are recorded upon distribution.
3. FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated December 18, 2007, that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code. The Company and the Plan’s management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
4. FIXED INCOME FUND
The Plan invests in conventional Guaranteed Investment Contracts (GICs) and Synthetic GICs, which are held in the Fixed Income Fund. All GICs held by the Plan are considered fully benefit-responsive and are recorded at fair value and adjusted to contract value.
Synthetic GICs are comprised of both investment and contractual components. The investment component consists of securities or shares of units of a portfolio of fixed-income securities, referred to as the underlying investments. This investment component is “wrapped” by contracts issued by third-party financial institutions. These wrap contracts provide participants the ability for benefit withdrawals and investment exchanges at the full contract value of the Synthetic GICs (i.e., contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses) notwithstanding the actual market value of the underlying investments (i.e., fair value of security, plus accrued interest). In this manner, wrap contracts are designed to smooth out the impact of normal market fluctuations associated with the performance of the underlying investments. The wrapper contract provides that realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustment to the future crediting rate.
The Fixed Income Fund maintained an above average allocation to cash in 2009 due to a limited ability to invest new cash flows into the Fund’s Synthetic GICs. In 2009, many providers of Synthetic GICs, primarily banks and insurance companies, were unwilling to provide additional wrap capacity to fixed income funds. As a result of the limited wrap capacity, the Fund’s cash weight exceeded 20% at the end of 2009.

Wrap contract issuers place restrictions on minimum/maximum portfolio durations and on the minimum credit quality of the underlying investments.
Most of the investments underlying the Synthetic GICs have expected average lives, that is, they have a target maturity date that is subject to change depending on market conditions. Should the expected average life of the investments shorten or extend, the crediting rate on the contract is normally reset to reflect the investments’ net yield to maturity. If the underlying investments prepay prior to their expected maturity, the cash flows from the investments are typically reinvested in new investments.
GICs can be structured as nonparticipating, participating or a combination therein. Conventional GICs issued by insurance companies are primarily nonparticipating wherein the contract holder does not participate in any gains and losses incurred due to performance of the underlying fixed-income portfolio relative to the book value at times of withdrawals. Conversely, GICs, or wrap contracts, issued by insurance companies or banks, are primarily participating wherein the contract holder participates in gains and losses incurred due to the performance of the underlying fixed-income portfolio relative to book value at times of withdrawals. Gains and losses are amortized through future crediting rate resets. Participating structures are the most common structure utilized in the Fixed Income Fund.
GIC contracts are typically issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract. Wrap contracts typically reset on a monthly or quarterly basis as negotiated with the wrap issuer and do not have a final stated maturity date. The wrap contracts in the Fixed Income Fund are predominately reset on a monthly basis with a one-month look back for the portfolio statistics. The investment contract issuer guarantees a minimum 0% crediting rate although a wrap does not absorb any loss for credit defaults in an underlying portfolio.
The gross crediting rate (CR) formula is negotiated in the wrap contract and is typically represented as follows:
CR = (MV/BV)^(1/D)*(1+YTM)-1 where:
•	MV = market value of the portfolio
•	BV = book value of the portfolio
•	D = weighted average duration of the portfolio
•	YTM = annualized dollar or duration weighted yield to maturity of the portfolio

The net crediting rate is equal to the gross crediting rate minus the wrap fee due to the contract issuer. Crediting rates reflect the amortization of realized and unrealized gains and losses in the underlying portfolio over the duration of the portfolio and, in consequence, may not reflect the actual returns achieved in the portfolio. From time to time, the crediting rate may be significantly greater or less than current market interest rates.
There are a number of factors that can influence future crediting rates. Such factors may include, but are not limited to, portfolio cash flows, performance of the underlying fixed-income portfolio, current market interest rates for reinvestment, duration posture, credit downgrades, the unexpected receipt of principal and interest payments, extraordinary withdrawals, and certain wrap contract terms.
The average yield earned by the Fixed Income Fund for all fully benefit-responsive GICs for the year-ended December 31, 2009 was as follows:

Based on annualized earnings (1)	2.29%
Based on interest rate credited to participants (2)	3.08%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.
Market value events may limit the ability of the Fixed Income Fund to transact at contract value with the issuer. Market value events are events or conditions, the occurrence of which are outside the normal operation of the Fixed Income Fund and lead to Fixed Income Fund disbursements that have or will have a material adverse affect on the operations of the Fixed Income Fund and a financial effect on the investment contract or wrap issuer’s interest hereunder. Such events may include, but are not limited to, Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Fixed Income Fund, transfers to competing options without meeting the equity wash provisions of the Fixed Income Fund, Plan sponsor withdrawals without the appropriate notice to the Fixed Income Fund’s investment manager and/or investment contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency, or bankruptcy if such events could result in withdrawals.

In the normal course of business, such events or conditions would not limit the ability of the Fixed Income Fund to transact at contract value with participants in the Fixed Income Fund. The Fixed Income Fund is managed to maintain a certain amount of liquidity to provide for the day-to-day liquidity needs of participants, as well as the occasional market value event.
An issuer can terminate an investment contract upon an event of default by the contract holder, investment manager, or Trustee if the issuer determines, in its reasonable discretion, that such event has had, or is likely to have, a material adverse effect on the issuer’s interest with respect to the contract. Such events may include, but are not limited to, management of the portfolio not in accordance with investment guidelines, breach of any material obligation under the wrap agreement, any representation or warranty made by the contract holder becomes untrue in any material way, replacement of the investment manager without prior consent of the issuer, the Plan is terminated or no longer meets the appropriate tax qualifications, or the wrap becomes a prohibited transaction within the meaning of Section 406 of ERISA.
5. INVESTMENTS AND UNITS OF PARTICIPATION
In accordance with the provisions of the Plan, the Trustee maintains separate units of participation in the Plan and related net asset value per unit for each fund. The number of units and the related value of the Plan’s assets as of December 31, 2009 and 2008, are as follows:
2009

Investment	Description	Number of Units	Value

Fixed Income Fund	Fixed Income Fund	12,503,159	$205,502,572	**
PIMCO Total Return Fund Inst.	Intermediate Bond Fund	5,323,681	57,438,505	*
Vanguard LifeStrategy Conservative Growth Fund	Conservative LifeStyle Fund	1,003,122	15,160,349
Vanguard LifeStrategy Moderate Growth Fund	Moderate LifeStyle Fund	1,431,418	25,321,421
Vanguard LifeStrategy Growth Fund	Aggressive LifeStyle Fund	1,504,192	29,437,414
SSgA S&P 500 Flagship Securities Lending Fund Cl A	S&P 500 Index Fund	3,282,194	125,890,462	*
T. Rowe Price Equity Income Fund	Large Cap Value Fund	1,574,505	33,048,764
SSgA Russell 1000 Growth Index Securities Lending Fund Cl A	Large Cap Growth Fund	5,245,972	49,202,508	*
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	861,491	18,728,785
BlackRock Value Opportunities Fund C1 I	Small Cap Core Fund	2,255,738	34,156,586
American FDS EuroPacific Growth Fund R5	International Fund	2,652,883	101,624,568	*
Pinnacle West Common Stock	Pinnacle West Stock Fund	11,363,784	104,058,285	*
Participant Loans	Participant Loans		24,575,606
Self-Directed Brokerage Account	Self-Directed Brokerage Account		16,329,945

Total investments at fair value			840,475,770
Adjustment from fair value to contract value for fully benefit-responsive investment contracts			(2,968,258)

Total investments at contract value			$837,507,512

2008

Investment	Description	Number of Units	Value

Fixed Income Fund	Fixed Income Fund	13,591,146	$203,720,226	**
PIMCO Total Return Fund Inst.	Intermediate Bond Fund	3,922,684	39,736,338	*
Vanguard LifeStrategy Conservative Growth Fund	Conservative LifeStyle Fund	976,884	13,001,549
Vanguard LifeStrategy Moderate Growth Fund	Moderate LifeStyle Fund	1,427,662	21,529,047
Vanguard LifeStrategy Growth Fund	Aggressive LifeStyle Fund	1,471,415	23,540,701
SSgA S&P 500 Flagship Securities Lending Fund Cl A	S&P 500 Index Fund	3,102,415	93,863,607	*
T. Rowe Price Equity Income Fund	Large Cap Value Fund	1,468,775	25,091,151
SSgA Russell 1000 Growth Index Securities Lending Fund Cl A	Large Cap Growth Fund	3,899,273	26,592,024
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	864,394	14,419,924
BlackRock Value Opportunities Fund C1 I	Small Cap Core Fund	2,267,533	26,960,330
American FDS EuroPacific Growth Fund R5	International Fund	2,273,603	63,597,073	*
Pinnacle West Common Stock	Pinnacle West Stock Fund	12,384,515	99,784,746	*
Participant Loans	Participant Loans		21,726,370
Self-Directed Brokerage Account	Self-Directed Brokerage Account		9,415,300

Total investments at fair value			682,978,386
Adjustment from fair value to contract value for fully benefit-responsive investment contracts			10,348,700

Total investments at contract value			$693,327,086

*	These investments represent 5% or more of the Plan’s net assets available for benefits.

**	See supplemental schedule for 2009 underlying investments. For 2009, includes short-term investments of $43,594,305 which exceeds 5% of net assets available for benefits. For 2008, no individual underlying investment exceeds 5% of net assets available for benefits.

The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value for the year ended December 31, 2009, as follows:

Common and Collective Trusts	$37,133,197
Mutual Funds	55,098,934
Pinnacle West Stock Fund	13,136,731
Self-Directed Brokerage Account	2,891,438

Net realized/unrealized appreciation in fair value of investments	$108,260,300

6. FAIR VALUE MEASUREMENTS
The Plan applies fair value measurements to investments and provides disclosure of fair value according to a fair value hierarchy. The hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories. The three levels of the fair value hierarchy are:
Level 1 — Quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide information on an ongoing basis.
Level 2 — Quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable.
Level 3 — Model-derived valuations with unobservable inputs that are supported by little or no market activity.
Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The Plan assesses whether a market is active by obtaining observable broker quotes, reviewing actual market transactions, and assessing the volume of transactions.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2009.
Common and Collective Trusts: Valued and redeemable based on the trusts’ net asset value of units held by the Plan at year-end. Net asset value is based on the market prices of the underlying securities owned by the trusts. US equity trusts seek to replicate the movements of a specific index (either the S&P 500 or the Russell 1000 growth index). The short term investment trust seeks to provide safety of principal, daily liquidity, and a competitive yield by investing in US Government securities. Participant redemptions in the trusts do not require a notification period, and may occur on a daily basis. The trusts have the ability to implement redemption safeguards which could limit the Plan’s ability to transact in the trusts; these safeguards had no effect on participant redemptions at year-end, and are not expected to impact the abilities of participants to transact in the trusts.

Mutual Funds: Valued and redeemable at the quoted net asset value of shares held by the Plan at year-end. The net asset value is based on the quoted price at the end of the day on the active market in which the individual funds are traded.
Synthetic GICs: Fair value equals the fair value of the underlying assets, plus the wrap contracts rebid value. The underlying assets consist of fixed-income securities that are valued at the closing price reported on the active market on which the securities are traded. The rebid value of the wrapper is the difference between the contract fee and market-based fees over the duration of the wrapper agreement (See Note 4).
Conventional GICs: Valued at fair value by discounting the related cash flows based on the yields of the ‘A’ insurance curve and considering the creditworthiness of the issuer (See Note 4).
Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Participant Loans: Valued at the outstanding loan balance, which approximates fair value.
Self-Directed Brokerage Account: Consists of common stocks, cash equivalents, and mutual funds, which are managed directly by participants. Common stocks are valued at the closing price reported on the active market in which the individual security trades. Cash equivalents are valued based on observable market prices. Mutual funds are valued at the quoted net asset value of shares held at year-end.

The following table presents the fair value as of December 31, 2009 of the Plan’s investments that are measured at fair value on a recurring basis:

	Quoted Price in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Balance as of
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2009
Common and Collective Trusts
Short Term Investment Trusts	$—	$45,475,489	$—	$45,475,489
US Equity Trusts	—	175,092,970	—	175,092,970
Mutual Funds
US Equity Funds	85,934,135	—	—	85,934,135
International Equity Funds	101,624,568	—	—	101,624,568
Asset Allocation Funds	69,919,184	—	—	69,919,184
Bond Funds	57,438,505	—	—	57,438,505
Synthetic GICs
US Government Fixed Inc	—	10,495,593	—	10,495,593
Corporate Fixed Income	—	46,473,697	—	46,473,697
Mortgage Backed Securities	—	79,418,760	—	79,418,760
Other	—	15,962,658	—	15,962,658
Conventional GICs	—	9,557,559	—	9,557,559
Pinnacle West Common Stock	102,177,101	—	—	102,177,101
Participant Loans	—	—	24,575,606	24,575,606
Self-Directed Brokerage Account
Common Stocks	9,941,947	—	—	9,941,947
Cash	3,493,884	—	—	3,493,884
Other	2,894,114	—	—	2,894,114

Total	$433,423,438	$382,476,726	$24,575,606	$840,475,770

The following table presents the fair value as of December 31, 2008 of the Plan’s investments that are measured at fair value on a recurring basis:

	Quoted Price in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Balance as of
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008
Common and Collective Trusts
Short Term Investment Trusts	$—	$20,157,290	$—	$20,157,290
US Equity Trusts	—	120,455,631	—	120,455,631
Mutual Funds
US Equity Funds	66,471,405	—	—	66,471,405
International Equity Funds	63,597,073	—	—	63,597,073
Asset Allocation Funds	58,071,297	—	—	58,071,297
Bond Funds	39,736,338	—	—	39,736,338
Synthetic GICs
US Government Fixed Inc	—	10,095,001	—	10,095,001
Corporate Fixed Income	—	48,220,998	—	48,220,998
Mortgage Backed Securities	—	97,564,464	—	97,564,464
Other	—	18,032,462	—	18,032,462
Conventional GICs	—	11,438,838	—	11,438,838
Pinnacle West Common Stock	97,995,919	—	—	97,995,919
Participant Loans	—	—	21,726,370	21,726,370
Self-Directed Brokerage Account
Common Stocks	4,434,161	—	—	4,434,161
Cash	3,252,380	—	—	3,252,380
Other	1,728,759	—	—	1,728,759

Total	$335,287,332	$325,964,684	$21,726,370	$682,978,386

The following table shows the changes in fair value of the Plan’s Level 3 investments for the years ended December 31, 2009 and 2008:

	2009	2008
Participant loan balance at beginning of year	$21,726,370	$21,922,985
Net purchases, sales, issuances, and settlements	2,849,236	(196,615)

Participant loan balance at end of year	$24,575,606	$21,726,370

7. EXEMPT RELATED-PARTY TRANSACTIONS
Certain Plan investments include shares of the State Street Government Securities Short Term Investment Fund, the SSgA S&P 500 Flagship Securities Lending Fund Class A and the SSgA Russell 1000 Growth Index Securities Lending Fund Class A that were managed by the Trustee. These transactions qualified as exempt party-in-interest transactions. In addition, certain Plan investments consist of Pinnacle West common stock. These transactions qualified as exempt party-in-interest transactions. As of December 31, 2009 and 2008, the Plan held 11,363,784 and 12,384,515 units, respectively, of common stock of Pinnacle West, the sponsoring employer (See Note 5). During the year ended December 31, 2009, the Plan recorded dividend income from Pinnacle West common stock of $6,428,975.
8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2009	2008
Net Assets Available for Benefits per the financial statements	$839,713,478	$693,536,083
Adjustment from contract value to fair value for fully benefit-responsive contracts	2,968,258	(10,348,700)

Net Assets Available for Benefits per Form 5500	$842,681,736	$683,187,383

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2009:

Increase in Net Assets Available for Benefits per the financial statements	$146,177,395
Add: Adjustment to reverse fair value adjustment for fully benefit-responsive contracts related to prior year	10,348,700
Less: Adjustment from contract value to fair value for fully benefit-responsive contracts	(2,968,258)

Increase in Net Assets Available for Benefits per Form 5500	$159,494,353

******

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost		Current Value

Common and Collective Trusts

State Street Gov Sec ST Inv Fund*	Short-Term Investments***	*	*	$45,475,489
SSgA S&P 500 Flgshp Sec Lndg Ser Fund Cl A*	S&P 500 Index Fund	*	*	125,890,462
SSgA Russell 1000 Grwth Indx Sec Lndg Fund Cl A*	Large Cap Growth Fund	*	*	49,202,508

Total common and collective trusts				220,568,459

Mutual Funds
Vanguard LifeStrategy Conservative Growth Fund Inst	Conservative LifeStyle Fund	*	*	15,160,349
Vanguard LifeStrategy Moderate Growth Fund Inst	Moderate LifeStyle Fund	*	*	25,321,421
Vanguard LifeStrategy Growth Fund Inst	Aggressive LifeStyle Fund	*	*	29,437,414
Black Rock Value Opportunities Fund Cl I	Small Cap Core Fund	*	*	34,156,586
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	*	*	18,728,785
PIMCO Total Return Fund Inst	Intermediate Bond Fund	*	*	57,438,505
T. Rowe Price Equity Income Fund	Large Cap Value Fund	*	*	33,048,764
American FDS EuroPacific Growth Fund R5	International Fund	*	*	101,624,568

Total mutual funds				314,916,392

Synthetic GICs	Fixed Income Fund
Bank of America N.A. Wrap maturity date 5/25/17, yield 4.896%		*	*	143,748
AT&T Inc. 4.95% maturity date 1/15/13		*	*	1,600,320
BAC 3.125% maturity date 6/15/12		*	*	2,072,400
CWL 2005-3 AF4 5.308% maturity date 8/25/35		*	*	920,707
CXHE 2005-B AF4 4.893% maturity date 3/25/35		*	*	494,654
FGG11683 5.00% maturity date 02/01/20		*	*	447,137
FGG18195 5.50% maturity date 7/01/22		*	*	472,903
FHLMC 4.125% maturity date 9/27/13		*	*	2,131,260
FNR 2003-15 CB 5.00% maturity date 3/25/18		*	*	1,589,635
FHR 2798 JP 4.50% maturity date 4/15/17		*	*	478,712
FHR 2828 YA 4.50% maturity date 4/15/17		*	*	634,247
FHR 2827 TD 5.00% maturity date 2/15/30		*	*	1,576,925
FHR 2934 MA 4.50% maturity date 2/15/18		*	*	732,769
FHR 3087 NA 4.50% maturity date 8/15/31		*	*	609,872
FNR 2006-69 GC 5.00% maturity date 3/25/33		*	*	1,059,578
FHR 3170 EC 5.00% maturity date 6/15/32		*	*	803,628
GMACC 2004-C3 A3 4.207% maturity date 12/10/41		*	*	338,619
GSK 4.85% maturity date 5/15/13		*	*	1,610,175
GCCFC 2004-GG1 A3 4.344% maturity date 6/10/36		*	*	91,585
Hewlett-Pack Co. 4.5% maturity date 3/01/13		*	*	1,590,240
Oracle Corp. 4.95% maturity date 4/15/13		*	*	1,609,590
TIAAGL 144A 5.125% maturity date 10/10/12		*	*	1,616,355
WBCMT 2006-C29 A2 5.275% maturity date 11/15/48		*	*	1,528,851

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost		Current Value
AIG Financial Products Wrap maturity date 1/16/24, yield 5.156%		*	*	216,723
BACM 2005-1 A3 4.877% maturity date 11/10/42		*	*	1,393,294
BACM 2005-2 AAB 4.742% maturity date 7/10/43		*	*	1,148,557
BAC 7.40% maturity date 1/15/11		*	*	2,117,040
CCCIT 2004-A8 4.90% maturity date 12/12/16		*	*	1,596,701
FGG11751 5.00% maturity date 8/01/20		*	*	722,714
FGG12976 5.50% maturity date 3/01/21		*	*	1,262,893
FGG11810 5.50% maturity date 12/1/20		*	*	700,466
FHLB 3.625% maturity date 10/18/13		*	*	1,571,250
FN255891 5.00% maturity date 10/1/20		*	*	580,633
FNR 2003-75 NB 3.25% maturity date 8/25/18		*	*	363,915
FNR 2003-109 CX 4.00% maturity date 7/25/16		*	*	555,905
FHR 2808 YA 4.50% maturity date 2/15/17		*	*	568,575
FHR 3178 A 6.00% maturity date 12/15/28		*	*	1,008,898
FHR 3262 ME 5.50% maturity date 1/15/27		*	*	690,935
FNMA 961978 4.50% maturity date 3/01/23		*	*	1,066,215
HSBC 5.25% maturity date 1/14/11		*	*	1,552,950
HON 4.25% maturity date 03/01/13		*	*	1,574,760
JNJ 5.15% maturity date 8/15/12		*	*	1,630,305
LLY 5.20% maturity date 3/15/17		*	*	2,117,640

UBS A.G. Wrap maturity date 09/16/19, yield 4.767%				44,138
FGG11678 4.50% maturity date 4/01/20		*	*	481,130
FN677680 4.50% maturity date 2/01/18		*	*	234,024
FHR 2611 KC 3.50% maturity date 1/15/17		*	*	299,627
FNMA 1.375% maturity date 4/28/11		*	*	528,938
FNR 2005-121 AJ 4.50% maturity date 7/25/32		*	*	1,235,125
FHR 3048 QA 5.00% maturity date 3/15/24		*	*	1,086,719
FNCI 4.50% Pool 683124 maturity date 2/01/18		*	*	603,694
FN695871 4.50% maturity date 4/01/18		*	*	344,820
FORDO 2007-B A4A 5.240% maturity date 7/15/12		*	*	524,640
MSC 2006-IQ11 A2 5.693% maturity date 10/15/42		*	*	2,038,866
MSDWC 2002-TOP7 A1 5.380% maturity date 1/15/39		*	*	60,943
PERF 2005-1 A4 4.370% maturity date 6/25/14		*	*	1,570,300
WBCMT 2005-C17 A2 4.782% maturity date 3/15/42		*	*	877,221
WBCMT 2004-C10 A2 3.857%maturity date 2/15/41		*	*	743,159
WFC 4.20% maturity date 1/15/10		*	*	600,522
WFC 5.25% maturity date 10/23/12		*	*	960,813

Monumental Life Insurance Co. Wrap maturity date 1/15/20, Yield 4.937%				183,367
CARAT 2008-1 A4 4.460% maturity date 7/15/14		*	*	1,563,939
CHAIT 2005-A7 A7 4.550% maturity date 3/15/13		*	*	1,036,432
CHAIT 2007-A17 A 5.120% maturity date 10/15/14		*	*	1,077,237
C 5.125% maturity date 2/14/11		*	*	2,063,560
CRMSI 2006-1 A3 5.706% maturity date 7/25/36		*	*	1,329,057
C 2.875% FDIC maturity date 12/09/11		*	*	2,060,000
COP 5.50% maturity date 4/15/13		*	*	1,085,950
Dupont EI Nemour 5% maturity date 7/15/13		*	*	807,938
FGG18056 5.00% maturity date 6/01/20		*	*	453,925
FGG18320 4.00% maturity date 8/01/24		*	*	962,881
FGB11935 4.50% maturity date 1/01/19		*	*	843,770

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost		Current Value
FHR 2664 GA 4.50% maturity date 1/15/18		*	*	487,654
FHR 3095 GB 5.00% maturity date 4/15/24		*	*	543,894
FNMA 3.625% maturity date 2/12/13		*	*	2,097,500
FN AC6804 4.00% maturity date 1/01/25		*	*	1,057,665
GSMS 2006-GG6 A2 5.506% maturity date 4/10/38		*	*	2,026,729
JPM 5.375% maturity date 1/15/14		*	*	2,141,140
JPMCC 2001-CIB3 A2 6.044% maturity date 11/15/35		*	*	368,153
JPMCC 2003-ML1A A2 4.767% maturity date 3/12/39		*	*	1,809,452
MLCFC 2006-1 A2 5.439% maturity date 2/12/39		*	*	1,217,846
RAMP 2004-RS6 AI4 5.457% maturity date 5/25/32		*	*	381,583
RASC 2004-KS2 AI6 4.30% maturity date 3/25/34		*	*	695,159
WBCMT 2006-C25 A2 5.684% maturity date 5/15/43		*	*	1,388,651
WOART 2008-A A4A 4.740% maturity date 10/15/13		*	*	1,463,352

JP Morgan Bank Wrap maturity date 2/16/21, yield 4.897%		*	*	157,331
SO 4.70% maturity date 12/1/10		*	*	1,550,175
AXP 4.875% maturity date 7/15/13		*	*	2,086,760
EIB 2.00% maturity date 2/10/12		*	*	2,122,554
FGG11678 4.50% maturity date 4/01/20		*	*	721,695
FGG13156 5.00% maturity date 5/01/23		*	*	1,119,494
FGG11850 5.50% maturity date 7/01/20		*	*	476,039
FNMA Pool #254458 5% 8-1-1 5.00% maturity date 8/01/17		*	*	497,905
FNR 2003-125 AM 4.00% maturity date 2/25/17		*	*	282,475
FNR 2003-109 CJ 4.00% maturity date 7/25/16		*	*	185,715
FHR 2685 DQ 4.50% maturity date 11/15/22		*	*	796,350
FHR 2685 MX 4.00% maturity date 7/15/16		*	*	753,184
FHR 2713 G 4.00% maturity date 8/15/16		*	*	505,648
FHR 2901 CA 4.50% maturity date 11/15/19		*	*	707,393
FHR 3002 YD 4.50% maturity date 7/15/25		*	*	850,191
FHR 3152 LA 6.00% maturity date 11/15/25		*	*	992,344
FNR 2007-27 MQ 5.50% maturity date 4/25/27		*	*	1,288,066
FHR 3347 PB 5.00% maturity date 11/15/30		*	*	1,572,025
FNMA 3.875% maturity date 7/12/13		*	*	1,594,695
FN695896 4.50% maturity date 5/01/18		*	*	357,956
FN 889255 5.00% maturity date 3/01/23		*	*	957,707
GE 2.20% maturity date 6/08/12		*	*	709,814
GNR 2002-15 PG 5.50% maturity date 11/20/31		*	*	41,527
JPM 2.125% FDIC GTD TLGP maturity date 6/22/12		*	*	1,213,776
MET 5.75% 144A 5.75% maturity date 7/25/11		*	*	1,051,020
MS 2.0% FDIC GTD TLGP maturity date 9/22/11		*	*	964,620
MSC 2004-HQ3 A2 4.050% maturity date 1/13/41		*	*	1,098,869
RAMP 2004-RS10 AI4 4.570% maturity date 11/25/32		*	*	259,505
State Street B&T 1.85% maturity date 3/15/11		*	*	1,620,960
USAOT 2008-1 A4 4.500% maturity date 10/15/13		*	*	1,568,534
WOART 2008-B A4 5.580% maturity date 4/15/14		*	*	1,449,699

Rabobank Nederland N.V. Wrap maturity date 1/25/23, yield 4.695%		*	*	112,883
BK 4.95% MTN maturity date 11/01/12		*	*	1,615,470
BSCMS 2001-TOP4 A1 5.060% maturity date 11/15/16		*	*	100,797
BSCMS 2006-TOP24 A2 5.478% maturity date 10/12/41		*	*	1,530,922
FGB13150 4.00% maturity date 3/01/19		*	*	850,289

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost		Current Value
FN254486 5.00% maturity date 9/01/17		*	*	315,913
FNR 2003-14 AN 3.50% maturity date 3/25/33		*	*	446,897
FNR 2003-57 NB 3.00% maturity date 6/25/18		*	*	337,780
FNR 2005-85 AJ 4.50% maturity date 2/25/24		*	*	954,869
FHR 2950 AB 4.50% maturity date 2/15/24		*	*	497,535
FNR 2007-43 MA 5.50% maturity date 5/25/27		*	*	1,288,605
FN768658 4.50% maturity date 2/01/19		*	*	390,536
FN 900999 5.50% maturity date 9/01/21		*	*	707,618
FN 933488 5.0% maturity date 3/01/23		*	*	1,116,580
GE 4.875% maturity date 3/04/15		*	*	1,558,200
LBUBS 2005-C5 A-2 4.885% maturity date 9/15/30		*	*	1,001,655
LBUBS 2002-C7 A-3 4.659% maturity date 12/15/26		*	*	1,237,635
LBUBS 2003-C5 A3 4.254% maturity date 7/15/27		*	*	1,451,462
MBNAP 2005-2 A4 - 144A 4.470% maturity date 6/15/13		*	*	410,158
MSDWC 2003-TOP9 A1 3.980% maturity date 11/13/36		*	*	344,137
T 2.375% maturity date 8/31/10		*	*	1,013,240
T 3.125% maturity date 8/31/13		*	*	1,558,710
WB 5.35% maturity date 3/15/11		*	*	2,085,420

NATIXIS Wraps maturity date 4/15/25, yield 5.144%		*	*	42,163
BSCMS 2002-TOP6 A1 5.920% maturity date 10/15/36		*	*	373,672
CFAB 2004-2 1A4 5.323% maturity date 5/25/31		*	*	979,952
CHAIT 2008-A4 4.650% maturity date 3/15/15		*	*	1,591,147
FGE91523 4.50% maturity date 9/01/17		*	*	790,798
FGG12809 5.50% maturity date 9/01/22		*	*	784,403
FGG12996 5.00% maturity date 2/01/23		*	*	910,921
FNR 2003-112 AB 4.00% maturity date 6/25/16		*	*	333,699
FHR 2770 QA 4.00% maturity date 7/15/18		*	*	780,152
FHR 2849 AL 5.00% maturity date 5/15/18		*	*	548,179
FHR 3211 MH 5.00% maturity date 9/15/26		*	*	1,312,172
FN920197 5.50% maturity date 12/01/21		*	*	1,454,074
FN AD0348 4.00% maturity date 11/01/24		*	*	848,112
GMACC 2003-C3 A3 4.646% maturity date 4/10/40		*	*	1,019,444
IBM 5.05% maturity date 10/22/12		*	*	1,083,230
JPMCC 2005-CB11 A4 5.335% maturity date 8/12/37		*	*	552,618
RAMP 2004-RS8 5.060% AI4 maturity date 6/25/32		*	*	488,843

Total synthetic GICs				152,350,708

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost		Current Value

Conventional GICs	Fixed Income Fund
New York Life Insurance Company maturity date 10/31/13 yield 3.99%		*	*	9,557,559
Other Investments
Pinnacle West Common Stock*	Pinnacle West Stock Fund	*	*	102,177,101
Participant Loans****	Participant Loans	*	*	24,575,606
Self-Directed Brokerage Account	Self-Directed Brokerage Account	*	*	16,329,945

Total other investments				143,082,652

Total Assets Held for Investment Purposes				$840,475,770

*	Related party

**	Cost information not provided, as investments are participant directed.

***	Short-Term Investments represent $43,594,305 from the Fixed Income Fund and $1,881,184 from the Pinnacle West Stock Fund.

****	Interest rates for outstanding loans as of December 31, 2009, ranged from 4.25% to 10.5% with maturity dates ranging from 2010 to 2025.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
Date: June 23, 2010	By:	/s/ Lori Sundberg
Lori Sundberg
Chairman of the Administrative Committee and Vice President, Human Resources Arizona Public Service Company